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March 25, 2014 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628 Attention: Daniel F. Duchovny	Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	Digital Realty Trust, L.P.
Schedule TO filed by Digital Realty Trust, L.P. and Digital Realty Trust, Inc.
Filed March 17, 2014, amended March 18, 2014
File No. 005-86339

Dear Mr. Duchovny:

This letter sets forth the response of Digital Realty Trust, Inc. (the “Company”) and Digital Realty Trust, L.P. (the “Operating Partnership”) to the comment received on March 24, 2014 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Schedule TO filed by the Operating Partnership and the Company on March 17, 2014 (as amended on March 18, 2014) in connection with the Operating Partnership’s offer to purchase (the “Offer to Purchase”) any and all of the Operating Partnership’s issued and outstanding 5.50% Exchangeable Senior Debentures due 2029 (the “Debentures”) pursuant to the terms of the indenture governing the Debentures (the “Indenture”), dated as of April 20, 2009, between the Operating Partnership, the Company and Wells Fargo Bank, National Association, as trustee.

For ease of review, we have set forth below the numbered comment of the Staff in its letter dated March 24, 2014 and the Operating Partnership’s and Company’s response thereto.

Offer to Purchase

1.	Please advise how you determined that the tender offer and redemption can be conducted consistent with Rule 13e-4(f)(6) and/or Rule 14e-5.

Response: While the Operating Partnership and the Company acknowledge that no-action relief previously granted by the Staff is not dispositive, we note that the Staff has previously granted such relief from the application of Rule 13e-4(f)(6) and Rule 14e-5 under substantially similar facts and circumstances. See, e.g., CenterPoint Energy, Inc. (avail. December 21, 2006) and Boston Properties Limited Partnership (avail. December 29, 2011). The factual situations presented in the CenterPoint Energy and Boston Properties letters are similar in all material respects to the factual situation presented by the Offer to Purchase and Operating Partnership’s redemption of the Debentures. The structure of the securities involved and the mechanics of the put option and redemption right in both the CenterPoint Energy and Boston Properties letters are identical in all relevant respects to the situation presented here. Similar to the CenterPoint Energy letter, because the current Exchange Price (as defined in the Indenture) is lower than the current trading price of the Company’s Common Stock, the Operating Partnership does not believe that the Offer to Repurchase or the redemption of the Debentures will be viewed by holders of the Debentures as economically advantageous. In addition, the Operating Partnership’s situation and that in both the CenterPoint Energy and Boston Properties letters all involve the exercise of a redemption right at a redemption price that is economically equivalent to the price offered pursuant to the put option and pursuant to redemption terms that were contractually fixed in the applicable (and publicly available) indentures at the time of issuance of the securities.

Accordingly, for the reasons described below, the Operating Partnership and the Company respectfully submits that the Operating Partnership’s redemption of the Debentures does not involve any of the abuses intended to be addressed by Rule 13e-4(f)(6) and Rule 14e-5(a) and should be permitted to proceed in the manner contemplated by the Schedule TO.

March 25, 2014

Rule 13e-4(f)(6)

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the adopting release for Rule 13e-4 noted that the “provision is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition… is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.”1 According to the proposing release relating to Rule 13e-4, the “Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made.”2 Similarly, the adopting release for Rule 13e-4 noted that “[t]he Commission continues to believe that this short ‘cooling-off’ period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer.”3

We believe the Operating Partnership’s offer to repurchase the Debentures, as required by the Indenture, will not have a significant effect on the trading price of the Debentures, and therefore no “cooling off” period is necessary between the expiration of the repurchase offer and the redemption. Specifically:

•	The repurchase of the Debentures pursuant to the Offer to Repurchase and the redemption of the Debentures are both being effected pursuant to the Indenture governing the Debentures, which fully determines the repurchase price and the redemption price. The repurchase price and the redemption price are both equal to the aggregate principal amount of the Debentures, plus any accrued and unpaid interest. Therefore the repurchase price and the redemption price are economically equivalent, except for minor differences related to accrued and unpaid interest based solely on the differences in the date either is paid.

•	The trading price of the Debentures is based on various factors, including the Exchange Price in relation to the trading price of the Company’s common stock, the credit rating associated with the Operating Partnership and the Debentures and general market conditions. Neither the repurchase of the Debentures pursuant to the Offer to Repurchase nor the redemption of the Debentures will affect the Exchange Price, which is determined pursuant to the Indenture. Further, since

[1]	Securities Act Release No. 6108; Securities Exchange Act Release No. 16112 (Aug. 16, 1979).
[2]	Securities Exchange Act Release No. 14234 (Dec. 8, 1977).
[3]	Securities Act Release No. 6108; Securities Exchange Act Release No. 16112 (Aug. 16, 1979).

March 25, 2014

the terms of the repurchase of the Debentures pursuant to the Offer to Repurchase and the terms of the redemption of the Debentures are provided in the Indenture, neither the repurchase nor the redemption is expected to have an impact on the trading price of the Company’s common stock, the credit rating associated with the Operating Partnership or the Debentures or any other factor which could have a foreseeable impact on the trading price of the Debentures.

•	Based on the current trading price of the Company’s common stock and the current Exchange Price of the Debentures, the Operating Partnership expects that on April 16, 2014, the last day on which holders may exchange Debentures for shares of the Company’s common stock, the value of such shares of common stock will exceed the repurchase price in the Offer to Purchase and the redemption price; therefore the Operating Partnership does not believe that the Offer to Repurchase or the redemption of the Debentures will be viewed by holders of the Debentures as economically advantageous.

•	The redemption of the Debentures will not have the effect of artificially supporting the market for the Debentures in the manner contemplated by the Adopting Release for Rule 13e-4. As noted above, the repurchase price and the redemption price are substantially equivalent and specified by the Indenture. Accordingly, neither the repurchase nor the redemption will have the effect of pegging or manipulating the trading price of the Debentures such that there is a need for a cooling-off period between the repurchase offer and the redemption.

•	The Operating Partnership has sole discretion as to whether and when to exercise its redemption right on or after the initial April 18, 2014 redemption date, provided that it complies with the terms set forth in the Indenture. The Operating Partnership’s redemption right is mandatory in that it applies to all holders of Debentures that remain outstanding on the redemption date and in that holders do not have the right to exclude any of their Debentures from the redemption. The Operating Partnership’s redemption of the Debentures therefore does not involve any investment decision by the holders of the Debentures.

•	The Operating Partnership would like to be able to retire all outstanding Debentures at the earliest possible time under the Indenture, thus removing the inherent risk of non-repayment and providing holders of the Debentures with the repayment of their principal at the earliest possible date and avoiding additional interest cost and financial risk to the Operating Partnership. The Operating Partnership does not believe that its redemption of the Debentures on the earliest date permitted by the Indenture and at a price that is substantially equivalent to the contractually mandated put option repurchase price, presents any manipulation of the price of the Debentures.

Rule 14e-5

Rule 14e-5 is intended to prevent fraudulent and manipulative practices in tender offers involving purchases or arrangements to purchase securities outside of a tender offer. These practices include taking advantage of the market’s response to the tender offer and offering different prices to holders outside of the offer. The Commission’s adopting release relating to Rule 10b-13, the predecessor to Rule 14e-5(a), noted that purchases outside a tender offer “are often fraudulent or manipulative in nature and they can deceive the investing public as to the true state of affairs…[B]y prohibiting a person who makes a cash tender offer or exchange offer from purchasing equity securities of the same class during the tender offer period otherwise than pursuant to the offer itself, the rule accomplishes the objective of safeguarding the interests of the persons who have tendered their securities in response to a cash tender offer or exchange offer; moreover once the offer has been made, the rule removes any incentive on the part of

March 25, 2014

holders of substantial blocks of securities to demand from the person making a tender offer or exchange offer a consideration greater than or different from that currently offered to public investors.”4

For the reasons set forth above in connection with the discussion of Rule 13e-4(f)(6), we do not believe that the proposed transactions would entail any of the abuses intended to be addressed by Rule 14e-5.

Furthermore, we note that, except with respect to the prohibitions set forth in Rule 13e-4(f)(6) and Rule 14e-5(a), the tender offer will be made and completed in compliance with Rule 13e-4 and Regulation 14E.

For the foregoing reasons, we believe that, similar to the relief granted by the Staff in both CenterPoint Energy and Boston Properties, the prohibitions on (i) an issuer’s purchase of subject securities within ten business days after the date of the expiration of a tender offer, as provided in Rule 13e-4(f)(6), and (ii) an issuer’s direct or indirect purchase or arrangement to purchase subject securities during the tender offer period, as provided in Rule 14e-5, should not apply to the Operating Partnership’s redemption of the Debentures on April 18, 2014 after the expiration of the Offer to Purchase on April 15, 2014.

* * *

Attached as Annex A hereto is a letter from the Operating Partnership and the Company acknowledging their responsibilities as requested in the Staff’s letter.

Please do not hesitate to contact me by telephone at (713) 546-7459 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson

Keith Benson of Latham & Watkins LLP

cc:	Joshua A. Mills, Digital Realty Trust, Inc.
Julian T. Kleindorfer, Latham & Watkins LLP

[4]	Securities Exchange Act Release No. 8712 (Oct. 8, 1969).

Annex A

Digital Realty Trust, Inc.

Digital Realty Trust, L.P.

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

March 25, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny

Re:	Digital Realty Trust, L.P.
Schedule TO filed by Digital Realty Trust, L.P. and Digital Realty Trust, Inc.
Filed March 17, 2014, amended March 18, 2014
File No. 005-86339

Dear Mr. Duchovny:

Pursuant to the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Schedule TO filed with the Commission on March 17, 2014 (as amended on March 18, 2014) by Digital Realty Trust, L.P. and Digital Realty Trust, Inc. (collectively, the “Subject Companies”), the Subject Companies hereby acknowledge that:

•	the Subject Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Subject Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Executed as of the date first written above.

DIGITAL REALTY TRUST, INC.

By:	/s/ Joshua A. Mills
Joshua A. Mills
Senior Vice President, General Counsel and Assistant Secretary

DIGITAL REALTY TRUST, L.P.

By: Digital Realty Trust, Inc., its sole
General Partner

By:	/s/ Joshua A. Mills
Joshua A. Mills
Senior Vice President, General Counsel and Assistant Secretary